FNOF PRECIOUS HONOUR LIMITED

C/O Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong
電話 Tel (852) 2598 2598 傳真 Fax (852) 2520 5125

March 14, 2022

Ref.: FNOF.FPHL/KI/lf/002/2022

The Board of Directors
O2Micro International Limited
Grand Pavilion Commercial Centre
West Bay Road, P.O. Box 32331 SMB
George Town, Grand Cayman

Dear Members of the Board of Directors:

FNOF PRECIOUS HONOUR LIMITED (together with its affiliated investment entities, "**Forebright**"), is pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares (including ADSs) of O2Micro International Limited (the "**Company**") in a going private transaction (the "**Acquisition**").

We believe that our proposal provides an attractive opportunity to the Company's shareholders. Our proposal represents a premium of 69% to the Company's closing price on US$3.245 and a premium of 42% and 37% to the volume-weighted average closing price during the last 10 and 30 trading days, respectively.

Set forth below are the key terms of our proposal:

1. Purchase Price. Based on the information available to us, we are prepared to pay US$5.50 in cash per ADS or US$ 0.11 per ordinary share in the Acquisition

2. Funding. We intend to finance the proposed Acquisition with a combination of debt and fully committed equity capital.

3. Continuity of Leadership. We have significant experience investing in the technology space and place significant value on continuity of leadership in our investments. We hope that the members of management will join us in the Acquisition and continue to lead the Company after the completion of the Acquisition.

4. Due Diligence. We believe that we will be in a position to complete customary legal, financial, and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements with respect to the Acquisition and related transactions (the "**Definitive Agreements**").

5. Definitive Agreements. We are prepared to promptly negotiate and finalize Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize that the Company's board of directors will likely need to evaluate the Acquisition independently before it can make any determinations.

7. Confidentiality. We are sure you will agree that until we have executed Definitive Agreements or terminated our discussions, it is in all parties' interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law.

8. About Forebright. FNOF PRECIOUS HONOUR LIMITED is a special purpose vehicle established by Forebright New Opportunities Fund III, LP, a private equity fund managed by Forebright Capital Management Limited ("**FCM**"). FCM is owned and run by a group of experienced investment professionals who have already successfully completed several going private transactions involving China-based US-listed issuers in recent years, and the market valuation of these privatized companies exceeded, in aggregate, US$ 850 million.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Mr. Kiril IP (kiril.ip@forebrightcapital.com) or Mr. Kallon GAO (kallon.gao@forebrightcapital.com) of FCM on (852)2598 2598 at any time.

We look forward to speaking with you.

C/O Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong
電話 Tel (852) 2598 2598 傳真 Fax (852) 2520 5125

Yours sincerely,

FNOF PRECIOUS HONOUR LIMITED

....
Name: Kiril IP
Title: Authorized Signatory

[Signature to Proposal Letter]